January 24, 2014

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	John Cash
Accounting Branch Chief

RE:	Renewable Energy Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 8, 2013

File No. 1-35397

Dear Mr. Cash:

Renewable Energy Group, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated December 13, 2013. Set forth below are the Registrant’s responses to the Staff’s comments along with the revised disclosure the Registrant intends to include in its future periodic reports. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 2 – Summary of Significant Accounting Policies, page 75

Inventories, page 76

1.	We note your response to prior comment three from our letter dated October 23, 2013. Please address the need to disclose in future filings additional information regarding your sale of biodiesel, with and without RINs attached, as well as your sale of RIN inventory. In this regard, we note that because no cost is allocated to RINs that you generate, it appears that your gross margins from period to period could be impacted by your decision to sell biodiesel with and without RINs attached and/or your decision to sell RIN inventory that was generated from your production. For each the three years ended December 31, 2012 and the nine months ended September 30, 2013, please quantify biodiesel sales with RINs attached, biodiesel sales without RINs attached, RIN inventory sales that were generated from your production and RIN inventory sales that you acquired from third parties. Also provide the related costs of goods sold and gross profit margin for each category of sales. We may have further comments upon your response.

416 South Bell Avenue, PO Box 888 — Ames, Iowa 50010-0888 — TEL (515) 239-8000 — TOLL FREE (888) REG-8686 — FAX (515) 239-8009 — www.REGI.com

Response:

Background

When the Registrant produces and sells biodiesel meeting the qualifications of the Renewable Fuel Standards (RFS2) regulations, it generates RINs associated with those gallons, which it reports to the EPA. The RFS2 regulations establish that each qualified gallon of biodiesel produced or imported may generate 1.5 RINs. These RINs generated by the Registrant are referred to throughout this letter as “assigned RINs.” RINs may not be sold separately from the biodiesel until they have been converted from an assigned RIN into a separated RIN, which generally involves the blending of at least 80% petroleum diesel with the biodiesel. RINs are valuable to a number of parties – particularly “obligated parties” who have to meet government requirements relative to the consumption of biofuels and traders who buy and resell RINs in the marketplace. The inclusion or exclusion of RINs and the number of RINs attached to a gallon of biodiesel (from zero to 2.5 under the regulations) influence the purchase price of the biodiesel.

Costing of RINs

As disclosed in the Registrant’s September 30, 2013 Form 10-Q,

•	RINs that the Registrant itself generates are a form of government incentive and not a result of the physical attributes of the biodiesel production. Therefore, no cost is allocated to the RIN when it is generated, regardless of whether the RIN is transferred with the biodiesel produced or held by the Registrant pending attachment to other biodiesel sales.

•	Separated RINs that the Registrant obtains from third parties are initially recorded at their cost and are subsequently revalued at the lower of cost or market as of the last day of each accounting period and the resulting adjustments are reflected in costs of goods sold for the period.

The Effect of Selling Biodiesel with and without RINs on Revenues and Gross Profit

As noted above, while each qualifying gallon of biodiesel fuel produced by the Registrant generates 1.5 RINs, RFS2 allows the Registrant to attach between zero and 2.5 RINs to any particular gallon of biodiesel sold. The effect of this, as reflected in the Staff’s comment, is that the revenue and gross profit that the Registrant derives from its sale of a gallon of biodiesel are generally higher when 1.5 RINs are attached than when none are attached. Further, in those instances where the Registrant might attach an additional RIN (up to the 2.5 RIN limit), the sales price of its biodiesel is likely to be higher.

However, as explained below, the Registrant believes that its decisions whether to sell biodiesel with or without RINs have very little effect on revenues and gross profit in any particular accounting period.

The main reason for this is that the EPA’s regulations related to assigned RINs have the effect of causing decisions to sell biodiesel with and without assigned RINs largely to

416 South Bell Avenue, PO Box 888 — Ames, Iowa 50010-0888 — TEL (515) 239-8000 — TOLL FREE (888) REG-8686 — FAX (515) 239-8009 — www.REGI.com

offset each other within any particular accounting period. For example, pursuant to EPA Regulations, the Registrant is:

•	limited in the number of gallons it can sell with 2.5 assigned RINs attached given the limitation of generating 1.5 RINs per gallon produced;

•	limited in the number of assigned RINs that the Registrant can hold to 2.5 times the number of gallons held in inventory; and

•	as a result of the foregoing, limited in the number of gallons that can be sold with no assigned RINs attached.

In essence, because the number of assigned RINs the Registrant generates per gallon of qualified biodiesel is fixed at 1.5 and because the Registrant is limited in the amount of assigned RINs that it can hold, the Registrant’s biodiesel sales average 1.5 RINs attached over a period of time. In other words, in order to sell a gallon of biodiesel with 2.5 RINs attached, the Registrant must also sell a gallon of biodiesel with zero RINs attached to reach an average of 1.5 RINs per gallon of production sold.

At any point in time in the normal course of business, the sales of biodiesel with and without assigned RINs attached may not average out to exactly 1.5 RINs per gallon of biodiesel sold. However, the historical data shows that any deviation from the 1.5 average is not significant, as one would expect given the regulatory constraints. To illustrate, the Registrant calculated the intrinsic value of assigned RINs that were generated and still held in inventory as of the beginning and end of the nine months ended September 30, 2013 and as of the beginning and end of the 12 months ended December 31, 2012, 2011, and 2010. This intrinsic value was derived by multiplying the number of assigned RINs that were generated and remained in inventory as of each date, by the market value of a RIN as of the same dates as reported by Oil Price Information Service. The change in the intrinsic value generally reflects the amount of the impact on gross profit not reflected in the Registrant’s financial statements for the related accounting period (i.e., because there is no cost allocated to the assigned RINs, the intrinsic value of sales of these RINs would have increased biodiesel sales and gross profit by an amount approximately equal to this value). The table below illustrates this impact (amounts in thousands):

	Nine Months Ended	Year Ended December 31,
	September 30, 2013	2012	2011	2010
Beginning of year intrinsic value of assigned RINs held in inventory	$588	$949	$492	$—
End of period intrinsic value of assigned RINs held in inventory	461	588	949	492

Impact on gross profit	$127	$361	$(457)	$(492)

Gross profit as reported	$194,725	$58,323	$127,211	$21,632
Impact of intrinsic value of assigned RINs held in inventory	0.1%	0.6%	-0.4%	-2.3%

416 South Bell Avenue, PO Box 888 — Ames, Iowa 50010-0888 — TEL (515) 239-8000 — TOLL FREE (888) REG-8686 — FAX (515) 239-8009 — www.REGI.com

Based on the above, the Registrant concludes that decisions to sell biodiesel with and without RINs have not materially affected the amount of revenues or gross profit reported. Moreover, the Registrant does not capture data in the general ledger system to report sales, costs of goods sold, or gross profit between sales of biodiesel with and without RINs attached. As a result, this information is not readily available. The Registrant has, however, provided the alternative information, as illustrated above, in response to the Staff’s questions. The Registrant will continue to monitor this activity and include disclosure if its transactions in assigned RINs were to significantly impact revenues or gross profit in a future period.

In order to clarify for investors the immaterial impact on margins resulting from decisions relating to the transactions in assigned RINs, the Registrant will include the following additional disclosure in its Management’s Discussion and Analysis of Financial Condition and Results of Operations related to total revenues and related costs of goods sold on sales of assigned RIN inventory:

“Because of EPA rules limiting the amount of assigned RINs we can hold at any one time, the value of these assigned RINs held in inventory does not have a material effect on our margins from period to period.”

Responses Relative to the Standalone Sale of RINs

As discussed above, EPA regulations prohibit the sale of assigned RINs on a stand-alone basis. Assigned RINs must be attached to a gallon of biodiesel or other biofuel when sold. As a result, the Registrant has not recognized any revenues from assigned RINs placed in inventory.

On the other hand, per RFS2 regulations, separated RINs can be sold alone or attached to biodiesel, and as such, the Registrant accumulates and reports this activity discretely.

The value of these separated RINs and the impact on gross profit is illustrated in the table below (amounts in thousands):

	Nine Months Ended	Year Ended December 31,
	September 30, 2013	2012	2011	2010
Separated RIN inventory sales	$92,600	$61,600	$19,100	$—
Separated RIN inventory costs of goods sold	102,600	83,100	16,500	—

Separated RIN inventory gross profit	$(10,000)	$(21,500)	$2,600	$—

Separated RIN inventory sales as a percentage of total revenues	8.4%	6.1%	2.3%	0.0%

In future filings, the Registrant will include disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations related to total revenues and related costs of goods sold on sales of separated RINs. The Registrant will continue to disclose the ending value of separated RINs, consistent with the disclosure in its September 30, 2013 Form 10-Q.

416 South Bell Avenue, PO Box 888 — Ames, Iowa 50010-0888 — TEL (515) 239-8000 — TOLL FREE (888) REG-8686 — FAX (515) 239-8009 — www.REGI.com

General

2.	We note that in your response letter dated November 8, 2013, you acknowledged that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

However, the acknowledgment was not signed by a representative from the company. In this regard, please resubmit the Tandy language acknowledgment with a signature from a company representative.

Response:

The Registrant is resubmitting the Tandy language acknowledgment below, and this letter has been signed by the Chief Financial Officer of the Registrant.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact our outside counsel, Blair W. White at (415) 983-7480.

Very truly yours,

/s/ Chad Stone

Chad Stone, Chief Financial Officer
Renewable Energy Group, Inc.

cc:	Jeffery Stroburg

Daniel J. Oh

Blair W. White

416 South Bell Avenue, PO Box 888 — Ames, Iowa 50010-0888 — TEL (515) 239-8000 — TOLL FREE (888) REG-8686 — FAX (515) 239-8009 — www.REGI.com